Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED March 31, 2013

•	Fourth consecutive quarter of record high revenue of $501.6 million in 1Q13, an increase of 50.8% year over year, and up 3.2% quarter over quarter.

•	Revenues from China-based customers contributed 38.6% of overall revenue in 1Q13, compared to 32.5% in 1Q12 and 34.8% in 4Q12.

•	Gross margin was 20.4% in 1Q13, compared to 12.0% in 1Q12 and 19.9% in 4Q12.

•	Net income attributable to SMIC was $40.6 million in 1Q13, compared to net loss of $42.8 million in 1Q12 and net income of $46.6 million in 4Q12.

Set out below is a copy of the full text of the press release by the Company on April 24, 2013, in relation to its unaudited results for the three months ended March 31, 2013.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The Company started to prepare consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) in 2012’s Annual Report. This is the first Earnings Release under IFRS and all prior period information reclassified to conform to IFRS presentation.

Shanghai, China –April 24, 2013. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2013.

Second Quarter 2013 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to increase between 3% to 5% quarter over quarter.

•	Gross margin is expected to range from 20% to 22%.

•	Expenses from continuing operations excluding the effect of foreign exchange and government R&D grants are expected to range from $85 million to $88 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “I am very pleased to report that SMIC has again achieved record high revenue of $501.6 million in the first quarter of 2013, representing year over year growth of 50.8%. In addition, revenue from our China-based customers grew 14.5% sequentially and 79.1% year-over-year, contributing 38.6% of total revenue in the first quarter of 2013, an all-time high. Income attributable to SMIC was $40.6 million in 1Q 2013 compared to a loss of $42.8 million in 1Q 2012. Despite the normal seasonally slow fourth and first quarters, we achieved five consecutive quarters of revenue growth and four consecutive quarters of net profit.

“40/45nm revenue contribution more than doubled to 6.4% compared to 2.6% wafer revenue in the fourth quarter of 2012. This increase was mainly driven by higher demand for mobile products from both U.S. and China-based customers. Along the same line, our 28nm advanced development, for both HKMG and PolySiON processes, continues to be on track and are targeted to be ready by the fourth quarter of 2013.

“We currently expect 2Q 2013 to continue to grow 3% to 5% sequentially, which means SMIC would achieve 6 consecutive quarters of growth. Our growth driver in 2013 will continue to be 40/45nm process, servicing primarily mobile related applications, as well as the strong demand from China.

“I’d like to reiterate that we will continue to focus on sustainable profitability, growth, and shareholder value.”

Conference Call / Webcast Announcement

Date: April 25, 2013
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

United States	1-718-354-1231	(Pass code: SMIC)
Hong Kong	852-2475-0994	(Pass code: SMIC)
China	86-80-0819-0121	(Pass code: SMIC)
Taiwan	886-2-2650-7825	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php, or at http://www.media-server.com/m/p/se33etcs.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Second Quarter 2013 Guidance”, the statement regarding our expectation that both HKMG and PolySiON processes will be ready by the fourth quarter of 2013, and the statement regarding our expectation that our 2Q 2013 revenue will continue to grow 3% to 5% sequentially, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 15, 2013, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of First Quarter 2013 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q13	4Q12(3)	QoQ	1Q12	YoY

Revenue	501,609	485,894	3.2%	332,711	50.8%
Cost of sales	(399,471)	(389,127)	2.7%	(292,867)	36.4%

Gross profit	102,138	96,767	5.6%	39,844	156.3%
Expenses from continuing operations	(71,065)	(64,742)	9.8%	(90,127)	-21.2%
Total other income (loss), net	11,975	17,072	-29.9%	(3,960)	—

Profit (loss) before tax	43,048	49,097	-12.3%	(54,243)	—
Income tax (expenses) benefit	(2,536)	(2,665)	-4.8%	11,418	—

Profit (loss) for the period	40,512	46,432	-12.7%	(42,825)	—
Other comprehensive income:
Exchange differences on translating foreign operations	43	(2)	—	44	-2.3%

Total comprehensive income (expense) for the period	40,555	46,430	-12.7%	(42,781)	—

Income (loss) attributable to SMIC	40,604	46,570	-12.8%	(42,825)	—
Gross margin	20.4%	19.9%	—	12.0%	—
Earnings (loss) per ordinary share (basic and diluted)(1)	0.00	0.00	—	(0.00)	—
Earnings (loss) per ADS (basic and diluted)	0.06	0.07	—	(0.08)	—
Wafers shipped (in 8” equivalent wafers)	631,776	608,372	3.8%	445,689	41.8%
Capacity utilization(2)	89.0%	90.5%	—	74.1%	—

Note:

(1)	Based on weighted average ordinary shares of 32,014million (basic) and 32,182million (diluted) in 1Q13, 31,997million (basic) and 32,044 million (diluted) in 4Q12, and 27,504 million (basic) and 27,504 million (diluted) in 1Q12.

(2)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

(3)	Revised from Q4 earnings release to reflect the reversal of US$6.9million land appreciation tax provision relating to disposal of employees’ living quarters as a result of finalization of tax filing after the earning release, but before the issuance of the 2012 consolidated financial statements.

•	Revenue increased to $501.6 million in 1Q13, up 3.2% QoQ from $485.9 million in 4Q12, mainly due to the increase of 40/45nm wafer shipments.

•	Cost of sales increased to $399.5 million in 1Q13, an increase of 2.7% QoQ from $389.1 million in 4Q12, mainly due to an increase in wafer shipments.

•	Gross profit was $102.1 million in 1Q13, an increase of 5.6% QoQ from $96.8 million in 4Q12.

•	Gross margin was 20.4% in 1Q13, up from 19.9% in 4Q12 primarily due to lower shipments from Wuhan Xinxin, which had a lower gross margin.

•	Expenses from continuing operations increased to $71.1 million in 1Q13, an increase of 9.8% QoQ from $64.7 million in 4Q12, mainly due to the reasons stated in Expenses from Continuing Operations Analysis.

Analysis of Revenue

Revenue Analysis
By Application	1Q13	4Q12	1Q12
Computer	1.3%	1.0%	3.2%
Communications	47.3%	47.4%	48.3%
Consumer	42.5%	42.6%	40.2%
Others	8.9%	9.0%	8.3%
By Service Type	1Q13	4Q12	1Q12

Wafers	94.1%	94.0%	94.4%
Mask making, testing, others	5.9%	6.0%	5.6%
By Customer Type	1Q13	4Q12	1Q12

Fabless semiconductor companies	88.7%	86.6%	91.4%
Integrated device manufacturers (IDM)	6.1%	9.3%	5.0%
System companies and others	5.2%	4.1%	3.6%
By Geography	1Q13	4Q12	1Q12

North America	51.4%	54.4%	55.2%
China(1)	38.6%	34.8%	32.5%
Eurasia(2)	10.0%	10.8%	12.3%
Wafer Revenue Analysis

By Technology (logic, memory only)	1Q13	4Q12	1Q12

40/45 nm	6.4%	2.6%	0.3%
55/65 nm	32.1%	35.3%	22.3%
90 nm	6.7%	8.0%	8.6%
0.13 µm	10.7%	10.2%	22.7%
0.15/0.18 µm	39.9%	39.9%	39.4%
0.25/0.35 µm	4.2%	4.0%	6.7%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China

Capacity*

Fab / (Wafer Size)	1Q13	4Q12
Shanghai Mega Fab (8”)	90,000	90,000
Shanghai 12-inch Fab (12”)	14,150	13,500
Beijing Mega Fab (12”)	81,000	78,750
Tianjin Fab (8”)	34,450	37,000
Total monthly wafer fabrication capacity	219,600	219,250

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

•	Capacity increased to 219,600 8-inch equivalent wafers in 1Q13 from 219,250 8-inch equivalent wafers in 4Q12, primarily due to product mix change in our Tianjin fab and improved efficiency in our Beijing and Shanghai 12-inch fabs.

Shipment and Utilization

8” equivalent wafers	1Q13	4Q12	QoQ	1Q12	YoY
Wafer shipments including copper interconnects	631,776	608,372	3.8%	445,689	41.8%
Utilization rate(1)	89.0%	90.5%	—	74.1%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	1Q13	4Q12	QoQ	1Q12	YoY
Cost of sales	399,471	389,127	2.7%	292,867	36.4%
Depreciation	127,339	112,290	13.4%	106,317	19.8%
Other manufacturing costs	271,687	276,367	-1.7%	186,254	45.9%
Share-based compensation	445	470	-5.3%	296	50.3%
Gross profit	102,138	96,767	5.6%	39,844	156.3%
Gross margin	20.4%	19.9%	—	12.0%	—

•	Cost of sales increased to $399.5 million in 1Q13, an increase of 2.7% QoQ from $389.1 million in 4Q12, mainly due to the increase in wafer shipments.

•	Depreciation within the cost of sales increased in 1Q13 relative to 4Q12 primarily due to lower utilization of our Beijing fab.

•	Gross profit was $102.1 million in 1Q13, an increase of 5.6% QoQ from $96.8 million in 4Q12.

•	Gross margin was 20.4% in 1Q13, up from 19.9% in 4Q12 primarily due to lower shipments from Wuhan Xinxin which had a lower gross margin.

Expenses from Continuing Operations Analysis

Amounts in US$ thousands	1Q13	4Q12	QoQ	1Q12	YoY
Total expenses from continuing operations	71,065	64,742	9.8%	90,127	-21.2%
Research and development	23,408	26,677	-12.3%	59,311	-60.5%
General and administrative	39,783	29,436	35.2%	23,924	66.3%
Selling and marketing	7,874	8,629	-8.7%	6,892	14.2%

•	R&D expenses decreased to $23.4 million in 1Q13, down 12.3% QoQ from $26.7 million in 4Q12 mainly due to lower usage of wafers and masks for our R&D activities.

•	General and administrative expenses increased to $39.8 million in 1Q13, up 35.2% QoQ from $29.4 million in 4Q12, mainly due to the employee bonus accrual and the recovery of bad debt in 4Q12.

Total Other Income (Loss), Net

Amounts in US$ thousands	1Q13	4Q12	QoQ	1Q12	YoY
Total other income (loss), net	11,975	17,072	-29.9%	(3,960)	—
Finance costs	(10,850)	(10,449)	3.8%	(7,687)	41.1%
Interest income	1,352	1,276	6.0%	1,199	12.8%
Other income or expenses	(1,366)	2,125	—	1,763	—
Other gains or losses	22,393	24,016	-6.8%	392	5612.5%
Share of profits of associates	446	104	328.8%	373	19.6%

•	Other gains or losses include mostly the gain arising from the disposal of part of the living quarters in Shanghai.

Depreciation and Amortization

Amounts in US$ thousands	1Q13	4Q12	QoQ	1Q12	YoY
Deprecation and amortization	135,752	140,021	-3.0%	142,888	-5.0%

Liquidity

Amounts in US$ thousands	1Q13	4Q12
Cash and bank balances	292,932	358,490
Restricted cash	185,031	217,603
Other financial assets	1,239	18,730
Trade and other receivables	355,293	328,211
Prepaid operating expenses	51,061	46,986
Inventories	284,653	295,728
Assets classified as held-for-sale	1,428	4,239
Total current assets	1,171,637	1,269,987
Current tax liabilities	60	2,321
Other financial liabilities	8	25
Promissory notes	29,582	29,374
Accrued liabilities	73,696	84,611
Borrowings	529,440	567,803
Trade and other payables	459,235	423,952
Total current liabilities	1,092,021	1,108,086
Cash Ratio	0.3x	0.3x
Quick Ratio	0.8x	0.9x
Current Ratio	1.1x	1.1x

Capital Structure

Amounts in US$ thousands	1Q13	4Q12
Cash and cash equivalents	292,932	358,490
Restricted cash	185,031	217,603
Current portion of promissory notes	29,582	29,374
Short-term borrowings	529,440	567,803
Long-term debt	429,000	528,612
Total debt	958,440	1,096,415
Equity(1)	2,319,036	2,276,452
Total debt to equity ratio(2)	41.3%	48.2%

Note:

(1)	Including portion of noncontrolling interest.

(2)	Total debt divided by equity, total debt including short-term borrowings and long-term debt.

Cash and cash equivalents decreased to $292.9 million in 1Q13, down 18.3% QoQ from $358.5 million in 4Q12 primarily because the Company used the cash on hand to retire some of the bank borrowings.

Cash Flow

Amounts in US$ thousands	1Q13	4Q12
Net cash generated from operating activities	154,638	183,799
Net cash used in investing activities	(82,628)	(74,719)
Net cash (used in) generated from financing activities	(137,503)	17,835
Effect of exchange rate changes	(65)	(210)
Net change in cash	(65,558)	126,705

Capex Summary

■ ■
Capital expenditures for 2013Q1 were $184.7 million.
 The Company has increased the planned 2013 capital
expenditures for foundry operations by $75 million to $675
million. The additional capital expenditures will be used for the expansion of our Shanghai 12-inch fab to meet the customer demand for our 40/45 nm capacity.

Recent Highlights and Announcements

• SMIC Donates 2 Million Chinese Yuan to Fund Liver Transplants for Disadvantaged Children (2013-04-12)
• Notification of Board Meeting (2013-04-03)
• Announcement of 2012 Annual Results (2013-03-25)
• Update on Major Transaction in Relation to Establishment of a Joint Venture with Hubei Science & Technology Investment Group Co., Ltd. (2013-03-25)
• Notification of Approval of the Publication of 2012 Annual Results by the Board (2013-03-13)
• SMIC CEO TY Chiu Re-Elected to GSA Board (2013-03-13)
• Resignation of Chief Business Officer (2013-02-28)
• SMIC Reports Unaudited Results for the Three Months Ended December 31, 2012 (2013-02-06)
• SMIC Added to Ocean Tomo 300 Patent Index (2013-02-01)
• Kilopass NVM IP Achieves JEDEC Qualification on High-Demand SMIC 65/55/40nm Processes (2013-01-31)
• Notification of Board Meeting (2013-01-09)
• SMIC Selected Again for Hang Seng Corporate Sustainability Index Series (2013-01-07)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	March 31,	December 31,
	2013	2012
	(Unaudited)	(Unaudited)
Continuing operations
Revenue	501,609	485,894
Cost of sales	(399,471)	(389,127)

Gross profit	102,138	96,767
Research and development	(23,408)	(26,676)
General and administration expenses	(39,783)	(29,437)
Sales and marketing expenses	(7,874)	(8,629)
Total other income, net	11,975	17,072
Profit before tax	43,048	49,097
Income tax expense	(2,536)	(2,665)

Profit for the period	40,512	46,432

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	43	(2)

Total comprehensive income for the period	40,555	46,430

Profit (loss) for the period attributable to:
Owners of the Company	40,604	46,570
Non-controlling interests	(92)	(138)

	40,512	46,432

Total comprehensive income for the period attributable to:
Owners of the Company	40,647	46,568
Non-controlling interests	(92)	(138)

	40,555	46,430

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders, basic and diluted	0.06	0.07
Shares used in calculating basic earnings per share	32,014,142,052	31,996,848,100
Shares used in calculating diluted earnings per share	32,182,139,336	32,044,388,752

As of
	March 31,	December 31,
	2013	2012
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	2,443,230	2,385,435
Prepaid land use right	73,576	73,962
Intangible assets	226,787	235,378
Investments in associates	22,190	21,636
Deferred tax assets	43,461	43,380
Other assets	41,065	43,382

Total non-current assets	2,850,309	2,803,173

Current assets
Inventories	284,653	295,728
Prepaid operating expenses	51,061	46,986
Trade and other receivables	355,293	328,211
Other financial assets	1,239	18,730
Restricted cash	185,031	217,603
Cash and bank balances	292,932	358,490

	1,170,209	1,265,748
Assets classified as held-for-sale	1,428	4,239

Total current assets	1,171,637	1,269,987

TOTAL ASSETS	4,021,946	4,073,160

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 32,023,168,050 and 32,000,139,623 shares issued and outstanding at March 31, 2013 and December 31, 2012, respectively	12,809	12,800
Share premium	4,084,942	4,083,588
Reserves	46,857	46,148
Accumulated deficit	(1,826,432)	(1,867,036)

Equity attributable to owners of the Company	2,318,176	2,275,500
Non-controlling interests	860	952

Total equity	2,319,036	2,276,452

Non-current liabilities
Borrowings	429,000	528,612
Deferred tax liabilities	314	440
Deferred government grant	171,987	150,347
Long-term financial liabilities	4,588	4,223
Other liabilities	5,000	5,000

Total non-current liabilities	610,889	688,622

Current liabilities
Trade and other payables	459,235	423,952
Borrowings	529,440	567,803
Accrued liabilities	73,696	84,611
Promissory notes	29,582	29,374
Other financial liabilities	8	25
Current tax liabilities	60	2,321

Total current liabilities	1,092,021	1,108,086

Total liabilities	1,702,910	1,796,708

TOTAL EQUITY AND LIABILITIES	4,021,946	4,073,160

	For the three months ended
	March 31,	December 31,
	2013	2012
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	40,512	46,432
Depreciation and amortization	135,752	140,021
Share of profits of associates	(446)	(104)
Changes in working capital and others	(21,180)	(2,550)

Net cash generated from operating activities	154,638	183,799

Cash flow from investing activities:
Payments for property, plant and equipment	(123,132)	(97,392)
Payments for intangible assets	(14,580)	(17,927)
Proceeds from disposal of property, plant and equipment and intangible assets	(8,416)	36,237
Changes in restricted cash relating to investing activities	46,388	16,623
Payments to acquire financial assets	(1,527)	(21,617)
Proceeds on sale of financial assets	18,966	9,357
Others	(327)	—

Net cash used in investing activities	(82,628)	(74,719)

Cash flow from financing activities:
Proceeds from borrowings	55,675	300,229
Repayment of borrowings	(193,745)	(267,500)
Repayment of promissory notes	—	(15,000)
Proceeds from exercise of employee stock options	567	106

Net cash (used in) generated from financing activities	(137,503)	17,835

Effects of exchange rate changes on the balance of cash held in foreign currencies	(65)	(210)

Net (decrease) increase in cash and cash equivalents	(65,558)	126,705
Cash and bank balances, beginning of period	358,490	231,785
Cash and bank balances, end of period	292,932	358,490

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
April 24, 2013

• For identification only